                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              QUOTESMITH.COM, INC.
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                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    749117107
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                                 (CUSIP NUMBER)


                          CATHERINE L. VALENTINE, ESQ.
                                   INTUIT INC.
                              INTUIT VENTURES INC.
                                  P.O. BOX 7850
                               2550 GARCIA AVENUE
                          MOUNTAIN VIEW, CA 94039-7850
                                 (650) 944-6656

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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 24, 2001
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                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

        This Schedule is filed pursuant to Rule 13d-2(a)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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CUSIP NO.      749117107                     13G/A   Page 2 of 5 Pages
--------------------------------------------------------------------------------

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   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          INTUIT INC. - 77-0034661

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]

          (b) [X]
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   3      SEC USE ONLY
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   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------------
        NUMBER             5     SOLE VOTING POWER
          OF                             -0-
        SHARES             -----------------------------------------------------
     BENEFICIALLY          6     SHARED VOTING POWER
       OWNED BY                          -0-
       REPORTING           -----------------------------------------------------
        PERSON             7     SOLE DISPOSITIVE POWER
         WITH                            -0-
                           -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                -0-
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                -0-
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
                                CO
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

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CUSIP NO.      749117107                     13G/A   Page 3 of 5 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          INTUIT VENTURES INC. -- 94-3346525

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]

          (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------------
        NUMBER             5     SOLE VOTING POWER
          OF                             -0-
        SHARES             -----------------------------------------------------
     BENEFICIALLY          6     SHARED VOTING POWER
       OWNED BY                          -0-
       REPORTING           -----------------------------------------------------
        PERSON             7     SOLE DISPOSITIVE POWER
         WITH                            -0-
                           -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                -0-
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                -0-
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
                                CO
--------------------------------------------------------------------------------

ITEM 1(a).     NAME OF ISSUER:
               Quotesmith.com, Inc., a Delaware corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               8205 South Cass Avenue, Suite 102
               Darien, Illinois  60561

ITEM 2(a).     NAME OF PERSON FILING:
               (i)    Intuit Inc.
               (ii)   Intuit Ventures Inc.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               (i) 2535 Garcia Avenue
               Mountain View, California  94043

               (ii) 1285 Financial Boulevard
               Reno, NV 89502-7103

ITEM 2(c).     PLACE OF ORGANIZATION OR CITIZENSHIP:
               (i) and (ii):  Delaware

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               Common Stock, par value $.001 per share

ITEM 2(e).     CUSIP NUMBER:
               749117 10 7 (Quotesmith)

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13-d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a)   [ ]     Broker or dealer registered under Section 15 of the
                             Exchange Act;

               (b)   [ ]     Bank as defined in Section 3(a)(6) of the Exchange
                             Act;

               (c)   [ ]     Insurance company as defined in Section 3(a)(19) of
                             the Exchange Act;

               (d)   [ ]     Investment company registered under Section 8 of
                             the Investment Company Act;

               (e)   [ ]     Investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E);

               (f)   [ ]     An employee benefit plan or endowment fund in
                             accordance with Rule 13-d-1(b)(1)(ii)(F);

               (g)   [ ]     A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);


                                                             (Page 4 of 7 Pages)

               (h)   [ ]     A savings association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act;

               (i)   [ ]     A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)   [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.        OWNERSHIP:

               (a)   Amount beneficially owned:
                     -0-

               (b)   Percent of class:
                     0%

               (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:
                     -0-
               (ii)  Shared power to vote or to direct the vote:
                     -0-
               (iii) Sole power to dispose of or to direct the disposition of:
                     -0-
               (iv)  Shared power to dispose of or to direct the disposition of:
                     -0-

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                securities, check the following.         [X]

                This Amendment No. 2 relates to the Statement on Schedule 13G filed on August 16, 1999 with the Securities Exchange Commission on behalf of Intuit Inc., as amended by Amendment No. 1 filed on February 14, 2000 with the SEC on behalf of Intuit Inc. and Intuit Ventures Inc., which relates to the common stock of Quotesmith.com, Inc.

                On January 24, 2001, Intuit Ventures Inc. sold all 1,197,327 of its shares of common stock of Quotesmith to Quotesmith in a privately negotiated transaction. As a result, Intuit Ventures Inc. and Intuit Inc., the holder of 100% of the issued and outstanding shares of Intuit Ventures Inc., ceased to be the beneficial owners of more than five percent of the common stock of Quotesmith on January 24, 2001.


                                                             (Page 5 of 7 Pages)

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable

ITEM 10.       CERTIFICATION:

               Not applicable

                                    SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2001

                                            Intuit Inc.


                                            /s/ Greg J. Santora
                                            ------------------------------------
                                            Greg J. Santora
                                            Senior Vice President and
                                            Chief Financial Officer


                                            Intuit Ventures Inc.


                                            /s/ Barry Simcoe
                                            ------------------------------------
                                            Barry Simcoe
                                            President


                                                             (Page 6 of 7 Pages)

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of the undersigned.

        IN WITNESS WHEREOF, the undersigned hereby execute this agreement on January 25, 2001.

                                            Intuit Inc.


                                            /s/ Greg J. Santora
                                            ------------------------------------
                                            Greg J. Santora
                                            Senior Vice President and
                                            Chief Financial Officer


                                            Intuit Ventures Inc.


                                            /s/ Barry Simcoe
                                            ------------------------------------
                                            Barry Simcoe
                                            President


                                                             (Page 7 of 7 Pages)